UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EDENOR S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND FOR THE THREE-MONTH PERIOD

ENDED MARCH 31, 2016

PRESENTED IN COMPARATIVE FORM

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Financial Statements.

Terms	Definitions
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CYCSA	Comunicaciones y Consumos S.A.
EASA	Electricidad Argentina S.A.
Edenor S.A	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FOCEDE	Fund for Electric Power Distribution Expansion and Consolidation Works
FOTAE	Trust for the Management of Electric Power Transmission Works
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
MEyM	Energy and Mining Ministry
MMC	Cost Monitoring Mechanism
PEN	Federal Executive Power
PISA	Pampa Inversiones S.A.
PYSSA	Préstamos y Servicios S.A.
PUREE	Program for the Rational Use of Electric Power
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
SUSS	Single Social Security System
VAD	Distribution Added Value

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the concession agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-          of the Articles of Incorporation: August 3, 1992

-          of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Electricidad Argentina S.A. (EASA)

Legal address: 3302 Ortiz de Ocampo, Building 4, City of Buenos Aires

Main business of the parent company:  Investment in Edenor S.A.’s Class “A” shares and rendering of technical advisory, management, sales, technology transfer and other services related to the distribution of electricity.

Interest held by the parent company in capital stock and votes: 51.54%

CAPITAL STRUCTURE

AS OF MARCH 31, 2016

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 13)
Common, book-entry shares, face value 1, 1 vote per share

Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1) Includes 9,412,500 treasury shares as of March 31, 2016 and December 31, 2015.

(2) Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

Edenor S.A.

Condensed Interim Statement of Financial Position

as of March 31, 2016 presented in comparative form

(Stated in thousands of pesos)

	Note	03.31.16	12.31.15
ASSETS

Non-current assets
Property, plant and equipment	8	9,431,639	8,885,789
Interest in joint ventures		433	433
Deferred tax asset	18	292,815	50,048
Other receivables	9	155,051	153,777
Financial assets at fair value through profit or loss	11	-	23,567
Total non-current assets		9,879,938	9,113,614

Current assets
Inventories		116,811	134,867
Other receivables	9	354,355	1,079,860
Trade receivables	10	2,375,332	963,005
Financial assets at fair value through profit or loss	11	1,797,902	1,560,434
Derivative financial instruments		5,665	197
Cash and cash equivalents	12	171,276	128,952
Total current assets		4,821,341	3,867,315
TOTAL ASSETS		14,701,279	12,980,929

Edenor S.A.

Condensed Interim Statement of Financial Position

as of March 31, 2016 presented in comparative form (continued)

(Stated in thousands of pesos)

	Note	03.31.16	12.31.15
EQUITY
Share capital	13	897,043	897,043
Adjustment to share capital		397,716	397,716
Additional paid-in capital		3,452	3,452
Treasury stock	13	9,412	9,412
Adjustment to treasury stock		10,347	10,347
Other comprehensive loss		(42,253)	(42,253)
Accumulated losses		124,299	249,336
TOTAL EQUITY		1,400,016	1,525,053

LIABILITIES
Non-current liabilities
Trade payables	14	226,407	224,966
Other payables	15	3,029,622	2,391,878
Borrowings	16	2,774,153	2,460,975
Deferred revenue		167,389	153,816
Salaries and social security payable	17	84,791	80,039
Benefit plans		216,217	204,386
Tax payable	18	155,346	-
Tax liabilities	19	1,611	1,922
Provisions	20	281,126	259,573
Total non-current liabilities		6,936,662	5,777,555
Current liabilities
Trade payables	14	5,109,404	4,475,427
Other payables	15	153,792	151,674
Borrowings	16	124,101	48,798
Deferred revenue		764	764
Salaries and social security payable	17	575,734	733,131
Benefit plans		28,291	28,291
Tax payable	18	10,542	16,332
Tax liabilities	19	264,160	153,415
Provisions	20	97,813	70,489
Total current liabilities		6,364,601	5,678,321
TOTAL LIABILITIES		13,301,263	11,455,876

TOTAL LIABILITIES AND EQUITY		14,701,279	12,980,929

The accompanying notes are an integral part of these Financial Statements.

Edenor S.A.

Condensed Interim Statement of Comprehensive Income

for the three-month period ended March 31, 2016

 presented in comparative form

(Stated in thousands of pesos)

		three months at
	Note	03.31.16	03.31.15
Revenue	21	2,990,120	968,615
Electric power purchases		(1,317,315)	(522,977)
Subtotal		1,672,805	445,638
Transmission and distribution expenses	22	(1,324,825)	(704,589)
Gross loss		347,980	(258,951)

Selling expenses	22	(288,008)	(171,212)
Administrative expenses	22	(228,709)	(136,944)
Other operating expense, net	23	(105,557)	(37,356)
Operating loss before higer costs recognition and SE Resolution 32/15		(274,294)	(604,463)
Income recognition on account of the RTI - SE Resolution 32/15		431,047	1,333,877
Higher cost recognition – SE Resolution 250/13 and subsequent Notes		81,512	186,596
Operating profit (loss)		238,265	916,010

Financial income	24	26,106	15,570
Financial expenses	24	(343,639)	(180,383)
Other financial results	24	(133,190)	(28,295)
Net financial expense		(450,723)	(193,108)
Profit (Loss) before taxes		(212,458)	722,902

Income tax	18	87,421	(253,016)
Profit (Loss) for the period		(125,037)	469,886

Basic and diluted earnings (loss) profit per share:
Basic and diluted earnings (loss) profit per share	25	(0.14)	0.52

The accompanying notes are an integral part of these Financial Statements.

Edenor S.A.

Condensed Interim Statement of Changes in Equity

for the three-month period ended March 31, 2016

presented in comparative form

(Stated in thousands of pesos)

	Share capital	Adjustment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Other comprehesive loss	Accumulated deficit	Total equity
Balance at December 31, 2014	897,043	397,716	9,412	10,347	3,452	(39,862)	(893,107)	385,001

Loss for the three-month period	-	-	-	-	-	-	469,886	469,886
Balance at March 31, 2015	897,043	397,716	9,412	10,347	3,452	(39,862)	(423,221)	854,887
Loss for the nine-month complementary period	-	-	-	-	-	-	672,557	672,557
Other comprehensive loss for the year	-	-	-	-	-	(2,391)		(2,391)
Balance at December 31, 2015	897,043	397,716	9,412	10,347	3,452	(42,253)	249,336	1,525,053
Profit for the three-month period	-	-	-	-	-	-	(125,037)	(125,037)
Balance at March 31, 2016	897,043	397,716	9,412	10,347	3,452	(42,253)	124,299	1,400,016

The accompanying notes are an integral part of these Financial Statements.

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the three-month period ended March 31, 2016

presented in comparative form

(Stated in thousands of pesos)

	Note	03.31.16	03.31.15
Cash flows from operating activities
Profit (Loss) for the period		(125,037)	469,886
Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	22	81,929	64,076
Loss on disposals of property, plants and equipments	8	1,003	369
Net accrued interest	24	316,776	155,799
Exchange differences	24	327,384	52,527
Income tax	18	(87,421)	253,016
Allowance for the impairment of trade and other receivables, net of recovery		10,681	1,034
Adjustment to present value of receivables	24	(289)	(2,615)
Provision for contingencies	20	60,093	19,216
Other expenses - FOCEDE	23	13,975	8,733
Changes in fair value of financial assets	24	(198,760)	(24,530)
Accrual of benefit plans	22	20,643	21,250
Higher cost recognition – SE Resolution 250/13 and subsequent Notes		(81,512)	(186,596)
Income recognition on account of the RTI - SE Resolution 32/15		-	(464,803)
Net gain from the repurchase of Corporate Bonds	24	(42)	-
Income from non-reimbursable customer contributions	23	(191)	(191)
Changes in operating assets and liabilities:
(Increase) in trade receivables		(1,399,856)	(36,829)
Decrease (Increase) in other receivables		805,452	(627,871)
Decrease (Increase) in inventories		18,057	(939)
Increase in deferred revenue		13,764	13,947
Increase (Decrease) in trade payables		(29,957)	(253,083)
Decrease in salaries and social security payable		(152,645)	(121,232)
Decrease in benefit plans		(8,811)	(10,965)
Increase (Decrease) in tax liabilities		103,572	(4,673)
Increase (Decrease) in other payables		538,812	(111,802)
Funds obtained from the program for the rational use of electric power (PUREE) (SE Resolution No. 1037/07)		-	25,612
Net decrease in provisions		(11,216)	(5,048)
Subtotal before variations of debts with Cammesa		216,404	(765,712)
Increase in account payable and mutuum with Cammesa		267,351	1,404,932
Net cash flows generated by operating activities		483,755	639,220

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the three-month period ended March 31, 2016

presented in comparative form (continued)

(Stated in thousands of pesos)

	Note	03.31.16	03.31.15
Cash flows from investing activities
Payment of property, plants and equipments		(427,961)	(197,067)
Net (payment for) collection of purchase / sale of financial assets at fair value		(8,344)	(494,482)
Collection of receivables from sale of subsidiaries		1,962	-
Net cash flows used in investing activities		(434,343)	(691,549)

Cash flows from financing activities
Payment of principal on loans	16	(4,475)	-
Net cash flows used in financing activities		(4,475)	-

Increase (Decrease) in cash and cash equivalents		44,937	(52,329)

Cash and cash equivalents at the beginning of year	12	128,952	179,080
Exchange differences in cash and cash equivalents		(2,613)	(668)
Increase (Decrease) in cash and cash equivalents		44,937	(52,329)
Cash and cash equivalents at the end of the period	12	171,276	126,083

Supplemental cash flows information
Non-cash activities

Financial costs capitalized in property, plants and equipments	8	(61,653)	(55,912)

Acquisitions of property, plant and equipment through increased trade payables		(139,168)	(81,310)

Increase (Decrease) from offsetting of PUREE-related liability against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)		-	10,619

Increase (Decrease) from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)		-	(196,906)

The accompanying notes are an integral part of these Financial Statements.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2016 presented in comparative form

1.                   General information

History and development of the Company

Edenor S.A. was organized on July 21, 1992 by Decree No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of Edenor S.A. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the Federal Executive Power.

On September 1, 1992, EASA took over the operations of EDENOR S.A.

The corporate purpose of EDENOR S.A. is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by EDENOR S.A. or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In fiscal year 2015, the Company recorded positive operating and net results, thus reversing its negative economic and financial situation of the last years. This improvement has been achieved as a consequence of the issuance by the SE on March 13, 2015 of Resolution 32/15, which addressed the need for the adjustment of the distribution companies’ resources and considered that the adoption of urgent and temporary measures were necessary in order to maintain the normal provision of the public service, object of the concession.

In spite of the deterioration of the economic and financial equation over the last years, the Company has been able to reasonably maintain the quality of the electricity distribution service and satisfy the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the rise in the standard of living. The imbalance of the business equation was caused by the delay in the compliance with certain obligations under the Adjustment Agreement, especially with regard to both the recognition of the semiannual rate adjustments resulting from the MMC, and the carrying out of the RTI, mitigated by the adoption of certain temporary measures. In this regard, the Company has absorbed the higher costs associated with the provision of the service and complied with the execution of the investment plan and the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service in a satisfactory manner in terms of quality and safety.

Taking into account the above-described situation, on December 16, 2015, the Executive Power issued Executive Order No. 134, which declared the state of emergency in the country’s electricity sector and authorized the MEyM to implement a plan of action for the generation, transmission and distribution of electricity at national level and guarantee the provision of the electricity public service under adequate economic and technical conditions.

As part of the measures aimed at the restructuring of the electricity sector, in January 2016, the MEyM issued Resolutions Nos. 6 and 7 and the ENRE its Resolution No. 1, pursuant to which a new electricity rate system was implemented aimed not only to improve the distribution companies’ revenue in order for them to be able to make investments and carry out network maintenance and expansion works, but also to reflect the approved new generation cost. This new electricity rate system protects those sectors that cannot afford the full cost of the service through the creation of a “Social Tariff”, is accompanied by a program aimed at reducing the consumption of electricity and provides for the billing of electricity consumption on a monthly basis in order to soften the impact of the increases on customers.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2016 presented in comparative form  (continued)

At the same time, the aforementioned Resolution No. 7 instructs the ENRE to take all the necessary steps to conclude the RTI before December 31, 2016. In this regard, on April 1, 2016, the ENRE issued Resolution No. 55/2016 which approves the program for the Review of the distribution tariff for the current year and establishes the criteria and methodologies for both the process and the compensation and penalty system (Note 2.a).

Despite these advances, as of March 31, 2016, the Company continues to record a working capital deficit of $1.5 billion, which includes the amount owed to CAMMESA for $3 billion plus interest accrued as of March 31, 2016, in respect of which the Company has submitted a proposal of payment based on its available and projected cash flows, and subject to certain conditions being met, such as the approval of a new electricity rate schedule resulting from the completion of the RTI process and the absence of precautionary measures that could prevent its application. As of the date of issuance of these financial statements, CAMMESA’s reply has not yet been received.

Faced with this scenario, the Company Board of Directors is assessing the sufficiency of the financial resources granted to cover the operation costs, the investment plans and debt interest payments, as well as the impact of the different variables that affect the Company’s business, such as behavior of the demand, losses, delinquency, penalties and service quality, among others.

2.                  Regulatory framework

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2015, except for the following:

a)      Tariff Structure Review

By means of MEyM Resolution No. 7/16, SE Resolution 32/15 was repealed and the ENRE was instructed to adopt measures, within its field of competence, to conclude the RTI before December 31, 2016.

On April 1, 2016, the ENRE issued Resolution No. 55/16, which approves the program for the Review of the distribution tariff for the current year, establishing the criteria and methodologies for both the RTI process and the compensation and penalty system, together with a tentative schedule with a detail of the work plan to be submitted.

As mentioned in the financial statements as of December 31, 2015, in the Company’s opinion, the RTI must include, in addition to the definitive Electricity Rate Schedules, a review of costs, the required quality levels and other rights and obligations that would lead to an updated Concession Agreement, which, in turn, must provide for the definitive treatment to be given to all those issues, about which a decision is still pending, resulting from the non-compliance with the Adjustment Agreement, including the remaining balances and other effects caused by the partial measures adopted.

These issues, among other, are the following:

i)          the treatment to be given to the remaining balances of the amounts received for the fulfillment of the Investment plan through the Loans for consumption (Mutuums) granted to cover the insufficiency of the funds deriving from the FOCEDE;

ii)        the conditions for the settlement of the balance outstanding with CAMMESA at the date of issuance of Resolution 32/15, for which purpose the Company has submitted a payment plan;

iii)      the termination and liquidation of the FOCEDE in order to reach an agreement on the transfer thereof to the trustee and beneficiary.

iv)      the treatment to be given to the Penalties and Discounts determined prior and subsequent to the signing of the Adjustment Agreement.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2016 presented in comparative form  (continued)

b)      Penalties

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as stipulated in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE will be entitled to apply the penalties stipulated in the aforementioned Agreement.

By means of ENRE Note 120,151, dated April 15, 2016, which establishes the new criterion to calculate penalties, the Company is informed of the payment in Argentine pesos of the penalties stated in kWh.

In those cases in which a penalty is imposed due to a deficiency in the quality of the  commercial or technical service product, public safety or any non-compliance with the concession agreement, the kWh values must be applied to the calculation of the penalty amount, with average rate, cost of non-supplied electricity or any other economic parameter that could have been defined for such purposes, being the value in effect at the last day of the six-month period or analyzed period in which the event to be penalized is detected, with the increases recorded in the remuneration as a result of the increases and adjustments granted as of that date. The resulting amount will accrue interest at the 30-day lending rate of Banco Nación Argentina from such date to the date on which the customer’s account is effectively credited.

Based on these guidelines, as of March 31, 2016, the Company adjusted the penalties accrued and not yet issued based on ENRE Note 120,151, by applying the lending rate of Banco Nación Argentina to the amounts determined on the basis of the electricity rate effectively paid by customers at the end of the six-month period in which the penalizable event occurred. This caused an increase in the recorded liability of $ 129 million.

Additionally, considering the aforementioned ENRE Note, the Company is evaluating with the regulatory authority the scope of the provisions thereof with regard to all the penalties recorded by the Company. This includes, for example, clarifying the ENRE’s criterion to define what constitutes “remuneration” for purposes of determining the penalties accrued prior to April 15, 2016 and not yet issued, as well as the obligation to accrue interest on the penalties issued until the date of their cancellation or payment. If the term “remuneration” were interpreted by the ENRE as to include all the amounts received by the Company in the form of, for example, government grants, or if the accrual of interest on penalties issued were, in the ENRE’s opinion, applicable, the amount of the provision for penalties could increase significantly (in the range of 3-5 times greater).

The stance of the Company Board of Directors is that the adjustment of the penalties, whether due to the aforementioned Note or to other situations, including the accrual of interest included in said Note, should not be applied to the Company inasmuch as the delays incurred are the result of the regulatory authority’s delay in issuing those penalties. Additionally, in this same regard, the Company believes that it is being penalized based on the quality levels required by the Concession Agreement, which could not be complied with not because of Edenor’s decision but because of the situation generated by the Grantor of the Concession’s non-compliance with the provisions of said agreement.

Compensation payable to Customers

On March 21, 2016, the ENRE issued Resolution 31/2016, pursuant to which it was provided that each small-demand residential customer (T1R) who had been affected by the power outages occurred between February 12 and 18 of the current year be paid a compensation of (i) six hundred pesos if the power cut lasted more than 12 continuous hours but did not exceed 24 continuous hours; (ii) nine hundred thirty-one pesos if the power cut lasted more than 24 continuous hours but did not exceed 48 hours; and (iii) one thousand sixty-five pesos if the power cut lasted more than 48 continuous hours.

The total amount of the compensation payable to customers by way of discounts amounts to $ 73 million, which has begun to be credited to customer bills issued as from April 25, 2016.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2016 presented in comparative form  (continued)

3.                  Basis of preparation

These condensed interim financial statements for the three-month period ended March 31, 2016 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”.

This condensed interim financial information must be read together with the Company’s financial statements as of December 31, 2015, which have been prepared in accordance with IFRS. These condensed interim financial statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise. They have been prepared under the historical cost convention, as modified by the measurement of financial assets at fair value through profit or loss.

The condensed interim financial statements for the three-month period ended March 31, 2016 have not been audited. The Company Management estimates that they include all the necessary adjustments to fairly present the results of operations for the period. The results of operations for the three-month period ended March 31, 2016 do not necessarily reflect the Company’s results in proportion to the full fiscal year.

These condensed interim financial statements were approved for issue by the Company Board of Directors on May 10, 2016.

Comparative information

The balances as of December 31, 2015 and for the three-month period ended March 31, 2015, disclosed in these condensed interim financial statements for comparative purposes, arise from the financial statements as of those dates.

4.                  Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the preparation of the financial statements for the last financial year, which ended on December 31, 2015, except for those mentioned below.

There are no new IFRS or IFRIC applicable as from the current period that have a material impact on the Company’s condensed interim financial statements.

These condensed interim financial statements must be read together with the audited financial statements as of December 31, 2015 prepared under IFRS.

New standards, amendments and interpretations not effective and not early adopted by the Company:

-        IFRS 16 “Leases”: On January 13, 2016, the IASB published IFRS 16, which replaces the current guidance in IAS 17. The standard defines a lease as a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration. The standard requires the recognition of a lease liability that reflects future lease payments and a ‘right-of-use asset’ for almost all lease contracts. This is a significant change compared to IAS 17 under which lessees were required to make a distinction between a finance lease (reported on the balance sheet) and an operating lease (off balance sheet). IFRS 16 contains an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. IFRS 16 is effective for annual reporting periods beginning on or after 1 January 2019.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2016 presented in comparative form  (continued)

5.                  Financial risk management

The Company’s activities and the market in which it operates expose the Company to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

There have been no significant changes in the Company’s risk management policies since the last fiscal year end.

Financial risk factors

               i.          Currency risk

As of March 31, 2016 and December 31, 2015, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 03.31.16	Total 12.31.15

ASSETS
CURRENT ASSETS
Other receivables	USD	365	14.600	5,333	11,193
Cash and cash equivalents	USD	270	14.600	3,935	10,607
	EUR	12	16.608	199	181
TOTAL CURRENT ASSETS		647		9,467	21,981
TOTAL ASSETS		647		9,467	21,981

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	179,525	14.700	2,639,016	2,341,098
Related parties	USD	9,193	14.700	135,137	119,877
TOTAL NON-CURRENT LIABILITIES		188,718		2,774,153	2,460,975
CURRENT LIABILITIES
Trade payables	USD	10,039	14.700	147,567	185,900
	EUR	1,016	16.758	17,032	12,063
	CHF	30	15.328	465	397
	NOK	68	1.788	122	101
Borrowings	USD	8,055	14.700	118,418	46,688
Related parties	USD	387	14.700	5,683	2,110
TOTAL CURRENT LIABILITIES		19,595		289,287	247,259
TOTAL LIABILITIES		208,313		3,063,440	2,708,234

(1)    The exchange rates used are those of Banco Nación in effect as of March 31, 2016 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).

        ii.               Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

-          Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

-          Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

-          Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2016 presented in comparative form  (continued)

The table below shows the Company’s financial assets measured at fair value as of March 31, 2016 and December 31, 2015:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
At March 31, 2016
Assets

Cash and cash equivalents
Money market funds	141,378	-	-	141,378
Financial assets at fair value through profit or loss:
Government bonds	423,407	-	-	423,407
Money market funds	1,374,495	-	-	1,374,495
Derivative financial instruments	-	5,665	-	5,665
Total assets	1,939,280	5,665	-	1,944,945

At December 31, 2015
Assets
Cash and cash equivalents
Money market funds	93,488	-	-	93,488
Financial assets at fair value through profit or loss:
Government bonds	370,161	-	-	370,161
Money market funds	1,213,840	-	-	1,213,840
Derivative financial instruments	-	197	-	197
Total assets	1,677,489	-	-	1,677,686

6.                  Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

Except for that mentioned in Note 2.b, in the preparation of these condensed interim financial statements, there have been no changes in either the critical judgments made by the Company when applying its accounting policies or the information sources of estimation uncertainty with respect to those applied in the financial statements for the year ended December 31, 2015.

7.                  Contingencies and lawsuits

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the financial statements as of December 31, 2015.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2016 presented in comparative form  (continued)

8.                  Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.15
Cost	202,381	1,674,336	4,809,485	2,232,104	1,254,245	2,512,113	188,602	12,873,266
Accumulated depreciation	(56,376)	(576,740)	(2,054,733)	(839,389)	(460,239)	-	-	(3,987,477)
Net amount	146,005	1,097,596	2,754,752	1,392,715	794,006	2,512,113	188,602	8,885,789

Additions	-	-	15	28	52,515	559,651	16,573	628,782
Disposals	-	-	(405)	(598)	-	-	-	(1,003)
Transfers	5,119	163,916	221,372	52,687	3,486	(446,580)	-	-
Depreciation for the period	(2,784)	(11,505)	(29,308)	(17,801)	(20,531)	-	-	(81,929)
Net amount 03.31.16	148,340	1,250,007	2,946,426	1,427,031	829,476	2,625,184	205,175	9,431,639

At 03.31.16
Cost	207,500	1,838,253	5,028,500	2,284,221	1,310,245	2,625,184	205,175	13,499,078
Accumulated depreciation	(59,160)	(588,246)	(2,082,074)	(857,190)	(480,769)	-	-	(4,067,439)
Net amount	148,340	1,250,007	2,946,426	1,427,031	829,476	2,625,184	205,175	9,431,639

•            During the period ended March 31, 2016, direct costs capitalized amounted to $ 69.2 million.

•            Financial costs capitalized for the period ended March 31, 2016 amounted to $ 61.7 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2016 presented in comparative form  (continued)

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.14
Cost	162,192	1,444,310	4,086,201	1,953,167	632,114	1,960,435	136,188	10,374,607
Accumulated depreciation	(44,821)	(536,338)	(1,962,744)	(773,126)	(405,096)	-	-	(3,722,125)
Net amount	117,371	907,972	2,123,457	1,180,041	227,018	1,960,435	136,188	6,652,482

Additions	-	-	9,599	-	-	310,298	14,392	334,289
Disposals	-	-	(334)	(35)	-	-	-	(369)
Transfers	4,897	38,221	167,611	46,635	3,592	(260,956)	-	-
Depreciation for the period	(2,538)	(9,684)	(24,285)	(15,703)	(11,866)	-	-	(64,076)
Net amount 03.31.15	119,730	936,509	2,276,048	1,210,938	218,744	2,009,777	150,580	6,922,326

At 03.31.15
Cost	167,090	1,482,531	4,260,759	1,999,738	635,707	2,009,777	150,580	10,706,182
Accumulated depreciation	(47,360)	(546,022)	(1,984,711)	(788,800)	(416,963)	-	-	(3,783,856)
Net amount	119,730	936,509	2,276,048	1,210,938	218,744	2,009,777	150,580	6,922,326

•            During the period ended March 31, 2015, direct costs capitalized amounted to $ 52.3 million.

•            Financial costs capitalized for the period ended March 31, 2015 amounted to $ 55.9 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2016 presented in comparative form  (continued)

9.                  Other receivables

	Note	03.31.16	12.31.15
Non-current:
		-	-
Minimum national income tax		74,056	74,056
Financial credit		73,558	72,656
Related parties	26.c	7,437	7,065
Total Non-current		155,051	153,777

Current:
Prepaid expenses		8,177	3,473
Credit form Income recognition on account of the RTI - SE Resolution 32/15		-	650,938
Value added tax		119,139	248,364
Advances to suppliers		3,201	20,762
Advances to personnel		10,061	1,047
Security deposits		7,493	6,933
Financial credit		16,981	16,362
Receivable with FOCEDE (1)		86,890	49,536
Receivables from electric activities		82,380	65,694
Related parties	26.c	761	7,076
Guarantee deposits on derivative financial instruments		27,868	16,555
Judicial deposits		10,482	10,482
Other		486	390
Allowance for the impairment of other receivables		(19,564)	(17,752)
Total Current		354,355	1,079,860

(1)  As of March 31, 2016, the net position held by the Company with the FOCEDE is comprised of the following:

	03.31.16	12.31.15
Fixed charge Res. 347/12 collected from customers and not transferred	-	(7,204)
Funds received in excess of that transferred to FOCEDE from fixed charge Res. 347/12	234,550	191,722
Outstanding receivables from extraordinary Investment Plan	18,281	18,281
Provision for FOCEDE expenses	(165,941)	(153,263)
	86,890	49,536

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2016 presented in comparative form  (continued)

The roll forward of the allowance for the impairment of other receivables is as follows:

	03.31.16	12.31.15
Balance at beginning of year	17,752	16,647
Increase	1,812	1,105
Decrease	-	-
Recovery	-	-
Balance at end of the period	19,564	17,752

10.               Trade receivables

	03.31.16	12.31.15
Current:
Sales of electricity - Billed (1)	1,101,584	709,568
Sales of electricity – Unbilled	1,234,157	216,012
Framework Agreement	73,097	73,097
National Fund of Electricity	-	-
Fee payable for the expansion of the transportation and others	21,279	20,842
Receivables in litigation	23,047	22,847
Allowance for the impairment of trade receivables	(77,832)	(79,361)
Total Current	2,375,332	963,005

The roll forward of the allowance for the impairment of trade receivables is as follows:

	03.31.16	12.31.15
Balance at beginning of year	79,361	84,562
Increase	8,869	22,979
Decrease	(10,398)	(28,180)
Balance at end of the period	77,832	79,361

11.                Financial assets at fair value through profit or loss

	03.31.16	12.31.15
Non-current
Government bonds	-	-
Total Non-current	-	23,567

	03.31.16	12.31.15
Current
Government bonds	423,407	346,594
Money market funds	1,374,495	1,213,840
Total current	1,797,902	1,560,434

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2016 presented in comparative form  (continued)

12.               Cash and cash equivalents

	03.31.16	12.31.15	03.31.15
Cash and banks	29,898	35,464	22,717
Time deposits	-	-	5,003
Money market funds	141,378	93,488	98,363
Total cash and cash equivalents	171,276	128,952	126,083

13.               Share capital and additional paid-in capital

As of March 31, 2016, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

14.               Trade payables

	03.31.16	12.31.15
Non-current
Customer guarantees	69,560	67,509
Customer contributions	105,147	105,757
Funding contributions - substations	51,700	51,700
Total Non-current	226,407	224,966

Current
Payables for purchase of electricity - CAMMESA	2,981,615	2,714,263
Provision for unbilled electricity purchases - CAMMESA	1,299,022	646,183
Suppliers	632,020	817,891
Customer contributions	47,157	147,775
Discounts to customers	125,809	125,809
Funding contributions - substations	23,781	23,506
Total Current	5,109,404	4,475,427

15.               Other payables

	03.31.16	12.31.15
Non-current
Loans (mutuum) with CAMMESA	1,160,756	1,099,760
ENRE penalties and discounts	1,585,709	1,004,043
Liability with FOTAE	160,038	155,752
Payment agreements with ENRE	123,119	132,323
Total Non-current	3,029,622	2,391,878

Current
ENRE penalties and discounts	60,087	62,720
Related parties (Note 26.c)	2,920	3,447
Advances for works to be performed	31,466	31,462
Payment agreements with ENRE	58,251	54,006
Other	1,068	39
Total Current	153,792	151,674

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2016 presented in comparative form  (continued)

16.               Borrowings

	03.31.16	12.31.15
Non-current
Corporate notes (1)	2,639,016	2,341,098
Related parties (Note 26.d)	135,137	119,877
Total non-current	2,774,153	2,460,975

Current
Interest	118,418	46,688
Related parties (Note 26.d)	5,683	2,110
Total current	124,101	48,798

(1)  Net of debt repurchase and issuance expenses.

17.               Salaries and social security taxes payable

	03.31.16	12.31.15
Non-current
Early retirements payable	5,213	6,324
Seniority-based bonus	79,578	73,715
Total non-current	84,791	80,039

Current
Salaries payable and provisions	440,937	639,293
Social security payable	130,457	89,331
Early retirements payable	4,340	4,507
Total current	575,734	733,131

18.               Income tax and tax on minimum presumed income / Deferred tax

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2015, except for the following:

	03.31.16	12.31.15
Non-current
Tax payable	155,346	-
Total non-current	155,346	-

Current
Tax payable	10,542	16,332
Total current	10,542	16,332

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2016 presented in comparative form  (continued)

	03.31.16	12.31.15
Deferred tax assets
Inventories	490	309
Trade receivables and other receivables	52,956	42,812
Trade payables and other payables	549,108	333,342
Salaries and social security payable	21,463	18,923
Benefit plans	85,578	81,437
Tax liabilities	14,896	14,465
Provisions	132,629	115,522
Deferred tax asset	857,120	606,810

Deferred tax liabilities
Property, plants and equipments	(505,546)	(505,528)
Trade receivables and other receivables	(1,482)	(1,482)
Trade payables and other payables	(403)	(403)
Financial assets at fair value through profit or loss	(47,466)	(39,608)
Borrowings	(9,408)	(9,741)
Deferred tax liability	(564,305)	(556,762)

Net deferred tax assets	292,815	50,048

The detail of the income tax charge is as follows:

	03.31.16	03.31.15
Deferred tax	242,767	24,934
Current tax	(155,346)	(277,950)
Income tax expense	87,421	(253,016)

	03.31.16	03.31.15
Profit (Loss) for the period before taxes	(212,458)	722,902
Applicable tax rate	35%	35%
Profit (Loss) for the period at the tax rate	74,360	(253,016)
Non-taxable income / Non-deductible loss	13,061	-
Income tax expense	87,421	(253,016)

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2016 presented in comparative form  (continued)

19.               Tax liabilities

	03.31.16	12.31.15
Non-current
Tax regularization plan	1,611	1,922
Total Non-current	1,611	1,922

Current
Provincial, municipal and federal contributions and taxes	183,094	73,805
Tax withholdings	31,785	32,750
SUSS withholdings	1,961	-
Municipal taxes	45,418	44,983
Tax regularization plan	1,902	1,877
Total Current	264,160	153,415

20.              Provisions

	Non-current liabilities	Current liabilities
	Contingencies	Contingencies
At 12.31.15	259,573	70,489
Increases	21,556	38,537
Decreases	(3)	(11,213)
At 03.31.16	281,126	97,813

At 12.31.14	112,095	24,068

Increases	15,590	3,626
Decreases	-	(5,048)
At 03.31.15	127,685	22,646

21.               Revenue from sales

	03.31.16	03.31.15
Sales of electricity (1)	2,965,534	949,775
Right of use on poles	22,855	17,691
Connection charges	1,509	876
Reconnection charges	222	273
Total Revenue from sales	2,990,120	968,615

(1) Includes revenue from the application of Resolution 347/12 for $ 274.4 million and $ 140.9 million for the three-month periods ended March 31, 2016 and 2015, respectively.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2016 presented in comparative form  (continued)

22.              Expenses by nature

The detail of the expenses by nature is as follows:

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	542,701	83,974	86,221	712,896
Pension plans	15,715	2,432	2,496	20,643
Communications expenses	6,548	16,434	870	23,852
Allowance for the impairment of trade and other receivables	-	10,681	-	10,681
Supplies consumption	70,268	-	8,924	79,192
Leases and insurance	116	-	19,631	19,747
Security service	2,653	129	26,829	29,611
Fees and remuneration for services	94,318	87,500	69,134	250,952
Public relations and marketing	-	-	2,789	2,789
Advertising and sponsorship	-	-	1,437	1,437
Reimbursements to personnel	248	48	131	427
Depreciation of property, plants and equipments	65,454	12,422	4,053	81,929
Directors and Supervisory Committee members’ fees	-	-	1,320	1,320
ENRE penalties	526,691	58,728	-	585,419
Taxes and charges	-	15,633	3,107	18,740
Other	113	27	1,767	1,907
At 03.31.16	1,324,825	288,008	228,709	1,841,542

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of March 31, 2016 for $ 69.2 million.

Salaries and social security charges: on January 18, 2016, the Company entered into two agreements, one with the Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union Federal Capital) and another one with the Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies), pursuant to which the Company agreed to grant, on a voluntary and one-time basis, an extraordinary bonus of $ 5,000 to all the employees subject to the collective bargaining agreements of the aforementioned union/association. The bonus was paid in two installments of $ 2,000 and $ 3,000 on January 21 and March 21, 2016, respectively. The payment of the aforementioned bonus was extended to all Company employees. The total recorded charge amounted to $24.9 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2016 presented in comparative form  (continued)

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	372,640	61,729	71,346	505,715
Pension plans	15,658	2,594	2,998	21,250
Communications expenses	2,919	10,211	619	13,749
Allowance for the impairment of trade and other receivables	-	6,569	-	6,569
Supplies consumption	56,565	-	4,340	60,905
Leases and insurance	124	-	13,189	13,313
Security service	11,639	10	5,476	17,125
Fees and remuneration for services	131,190	72,407	29,939	233,536
Public relations and marketing	-	-	1,106	1,106
Advertising and sponsorship	-	-	570	570
Reimbursements to personnel	261	46	211	518
Depreciation of property, plants and equipments	55,108	6,302	2,666	64,076
Directors and Supervisory Committee members’ fees	-	-	765	765
ENRE penalties	58,439	110	-	58,549
Taxes and charges	-	11,210	2,935	14,145
Other	46	24	784	854
At 03.31.15	704,589	171,212	136,944	1,012,745

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of March 31, 2015 for $ 52.3 million.

23.              Other operating expense, net

	03.31.16	03.31.15
Other operating income
Services provided to third parties	7,122	16,845
Commissions on municipal taxes collection	4,129	3,317
Recovery of allowance of trade receivables and other receivables	-	5,535
Income from non-reimbursable customer contributions	191	191
Others	2,128	953
Total other operating income	13,570	26,841

Other operating expense
Net expense from technical services	(4,761)	(2,707)
Gratifications for services	(6,417)	(3,247)
Cost for services provided to third parties	(3,346)	(7,493)
Severance paid	(4,598)	(2,413)
Debit and Credit Tax	(24,817)	(19,715)
Other expenses - FOCEDE	(13,975)	(8,733)
Provision for contingencies	(60,093)	(19,216)
Disposals of property, plant and equipment	(1,003)	(369)
Related parties (Note 26.b)	-	(20)
Other	(117)	(284)
Total other operating expense	(119,127)	(64,197)

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2016 presented in comparative form  (continued)

24.              Net financial expense

	03.31.16	03.31.15
Financial income
Commercial interest	17,655	11,355
Financial interest	8,451	4,215
Total financial income	26,106	15,570

Financial expenses
Interest and other (1)	(93,691)	(54,967)
Fiscal interest	(1,073)	(2,708)
Commercial interest	(248,118)	(113,694)
Bank fees and expenses	(757)	(9,014)
Total financial expenses	(343,639)	(180,383)

Other financial results
Exchange differences	(327,384)	(52,527)
Adjustment to present value of receivables	289	2,615
Changes in fair value of financial assets (2)	202,738	27,048
Net gain from the repurchase of Corporate Notes	42	-
Other financial expense	(8,875)	(5,431)
Total other financial expense	(133,190)	(28,295)
Total net financial expense	(450,723)	(193,108)

(1)    Net of interest capitalized as of March 31, 2016 and 2015 for $ 61.7 million and $ 55.9 million, respectively.

(2)   Includes changes in the fair value of financial assets on cash equivalents as of March 31, 2016 and 2015 for $ 3.9 million and $ 2.5 million, respectively.

25.              Basic and diluted (loss) earnings per share

Basic

The basic (loss) earnings per share are calculated by dividing the result attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of March 31, 2016 and 2015, excluding common shares purchased by the Company and held as treasury shares.

The basic (loss) earnings per share coincide with the diluted (loss) earnings per share, inasmuch as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

	03.31.16	03.31.15
Profit (Loss) for the period attributable to the owners of the Company	(125,037)	469,886
Weighted average number of common shares outstanding	897,043	897,043
Basic and diluted earnings (loss) profit per share – in pesos	(0.14)	0.52

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2016 presented in comparative form  (continued)

26.              Related-party transactions

•        The following transactions were carried out with related parties:

a.   Income

Company	Concept	03.31.16	03.31.15

EASA	Technical advisory services on financial matters	(8,861)	(5,410)
SACME	Operation and oversight of the electric power transmission system	(8,529)	(7,153)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	(3,454)	(20)
PYSSA	Financial and granting of loan services to customers	(13)	(21)
OSV	Hiring life insurance for staff	(579)	-
PISA	Interest Corporate Notes 2022	(3,573)	-
		(25,009)	(12,604)

b.   Key management personnel’s remuneration

	03.31.16	03.31.15
Salaries	40,536	26,404
	40,536	26,404

•        The balances with related parties are as follow:

c.    Receivables and payables

	03.31.16	12.31.15
Other receivables - Non current
SACME	7,437	7,065
	7,437	7,065

Other receivables - Current
CYCSA	-	6,406
SACME	761	662
PYSSA	-	8
	761	7,076

	03.31.16	12.31.15
Other payables
SACME	(2,920)	(3,447)
	(2,920)	(3,447)

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of March 31, 2016 presented in comparative form  (continued)

d.   Borrowings

	03.31.16	12.31.15
Borrowings - Non current
PISA	(135,137)	(119,877)
	(135,137)	(119,877)

Borrowings - Current
PISA	(5,683)	(2,110)
	(5,683)	(2,110)

27.              Events after the reporting period

Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2016 resolved, among other issues, the following:

-          To approve the Annual Report and the Financial Statements of Edenor S.A. as of December 31, 2015;

-          To approve the actions taken by the Directors and Supervisory Committee members, together with the remuneration thereof;

-          To elect the authorities and the external auditors for the current fiscal year;

-          To allocate to the legal reserve an amount of $ 73.3 million, of which $ 64 million relates to the restoring of the reserve used to absorb accumulated losses, and $ 9.3 million to the mandatory allocation;

-          To record a voluntary reserve in accordance with the terms of section 70 of the Business Organizations Law for an amount of $ 176.1 million earmarked for investments and other financial needs, authorizing the Company Board of Directors to apply the amount thereof, whether in full or in part, and to approve the methodology, time periods and conditions of those investments.

RICARDO TORRES
Chairman

Free translation from the original in Spanish for publication in Argentina

REPORT OF CONDENSED INTERIM FINANCIAL STATEMENTS´REVIEW

To the Shareholders, President and Directors

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Introduction

We have reviewed the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”) which includes the condensed interim statement of financial position as of March 31, 2016, the related condensed interim statement of comprehensive income for the three months period ended March 31, 2016, the related condensed interim statements of changes in equity and cash flows for the three month period then ended with the complementary selected notes.

The amounts and other information related to fiscal year 2015 and its interim periods, are part of the financial statements mention above and therefore should be considered in relation to those financial statements.

Directors´ responsibility

Company´s Board of Directors is responsible of preparation and presentation of the financial statements, in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) ,as the applicable accounting framework and incorporated by the National Securities Commission (CNV), as they were approved by the International Accounting Standards Board (IASB), and, therefore, it’s responsible for the preparation and issuance of the condensed interim financial statements mentioned in first paragraph in accordance with IAS 34 “Interim financial information”.

Scope of our review

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as standard review in Argentina through Technical Pronouncement No. 33 of the Argentine Federation of Professional Councils in Economic Sciences as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the financial statements and the application of analytical procedures and other review procedures. This review is substantially less in scope than an audit in accordance of International Auditing Standards, consequently, this review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express any opinion on the financial position, comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report, are not prepared in all material respects, in accordance with IAS 34.

Emphasis of matter paragraph

Without qualifying our conclusion, we draw the attention to the situation explained in Note 1 to the financial statements in relation to the economic and financial situation of the Company.

Report of compliance with regulations in force

In compliance with regulations in force, we report that:

a)    the condensed interim financial statements of the Company, are transcribed into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)    the condensed interim financial statements of the company arise from accounting records kept in all formal respects in conformity with legal regulations;

c)      we have read the summary of activity, and additional information to the notes of condensed interim financial statements required by section 68 of the Rules of the Stock Exchange of Buenos Aires and article 12 °, Chapter III, Title IV of the regulations of the National Securities Commission on which, as regards those matters that are within our competence, we have no observations to make;

d)    at March 31, 2016 the liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records amounted to $114.624.265, which were not yet due at that date.

Autonomous City of Buenos Aires, May 10, 2016

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. R. Sergio Cravero Public Accountant (UCA) C.P.C.E. City of Buenos Aires T° 265 F°92

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 18, 2016